

STATEMENT OF FINANCIAL CONDITION

CF Secured, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-69863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CF Secured, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑Broker-dealer ☑Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danny Salinas	1 (212) 294-7849	Danny.Salinas@cantor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Danny Salinas, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2024, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Danny Salinas
Chief Financial Officer

On March 3, 2025, before me, the undersigned notary public, personally appeared Danny Salinas, personally known to me to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual executed the instrument.

Notary Public

State of New York
County of New York

BARTON NYE GREEN
Notary Public - State of New York
NO. 01GR6110247
Qualified in Nassau County
My Commission Expires May 24, 2028

This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Member's Equity.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and Officers of CF Secured, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CF Secured, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

March 3, 2025


CF Secured, LLC
Statement of Financial Condition
December 31, 2024
(In Thousands)


Assets

Cash and cash equivalents	$	671,112
Cash and securities segregated under federal and other regulations		470,818
Financial instruments owned		2,145,664
Collateralized agreements:		
Securities purchased under agreements to resell		20,787,494
Securities borrowed		8,113,650
Total collateralized agreements		28,901,144
Receivables from broker-dealers, clearing organizations, customers, and related broker-dealers		3,126,969
Receivables from related parties		1,482
Fixed assets, net		514
Other assets		4,228
Total assets	$	35,321,931

Liabilities and member's equity

Financial instruments sold, not yet purchased	$	820,382
Collateralized financings:		
Securities sold under agreements to repurchase		32,345,589
Securities loaned		552,686
Total collateralized financings		32,898,275
Payables to broker-dealers, clearing organizations, customers, and related broker-dealers		912,180
Payables to related parties		10,330
Accounts payable and accrued liabilities		1,385
Total liabilities		34,642,552
Commitments and contingencies (Note 7)		-
Member's equity:		
Total member's equity		679,379
Total liabilities and member's equity	$	35,321,931


See notes to statement of financial condition


1. General and Summary of Significant Accounting Policies

Description of Business – CF Secured, LLC (the "Company"), a Delaware Company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a broker-dealer registered as a security-based swap dealer ("broker-dealer SBSD") with the SEC. The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company also facilitates total return swap derivative transactions as a security-based swap dealer to meet client needs. The Company is wholly owned by CF Secured Holdings, LLC ("CFSH"), which is controlled by its managing member, Cantor CF Secured Investor, LLC ("CFSI"). CFSI is a wholly owned subsidiary of Cantor Fitzgerald L.P. ("CFLP").

Basis of Presentation – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities , revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition is reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and Securities Segregated Under Federal and Other Regulations – Cash and securities segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers or dealers under the Securities Exchange Act of 1934.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value primarily based on current listed market prices or broker quotes. Financial instrument transactions of the Company are recorded on a trade-date basis.

Fair Value – U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

1. General and Summary of Significant Accounting Policies *(continued)*

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

- Equities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

- Derivative contracts can be exchange-traded or transacted over-the-counter ("OTC"). Exchange-traded derivatives whose prices are indirectly observable are classified within Level 2. OTC derivatives' prices fall within Level 2 or Level 3 depending on the observability of their valuation inputs. The Company generally values its swaps using the underlying equity security's quoted closing price or the foreign exchange rate as of the balance sheet date. The futures contracts are priced using observable exchange closing prices. See Note 3 – Derivative Contracts.

Collateralized Agreements and Financings – Collateralized agreements are securities purchased under agreements to resell ("Reverse Repurchase agreements" or "resale agreements") and securities borrowed. Collateralized financings are securities sold under the agreements to repurchase ("Repurchase agreements") and securities loaned. The Company enters into these transactions to obtain financing, satisfy cash and securities segregated deposit requirements, and cover short sales.

Where the requirements of Accounting Standards Codification ("ASC") 210-20, *Balance Sheet Offsetting* ("ASC 210-20") are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the statement of financial condition.

- Reverse Repurchase and Repurchase agreements – Reverse Repurchase and Repurchase agreements are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Company nets certain Reverse Repurchase agreements and Repurchase agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Company to obtain possession of collateral with a fair value equal to, or in excess of, the principal amount loaned under Reverse Repurchase agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

- Securities borrowed and Securities loaned transactions – Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received, including accrued interest. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed and loaned on a daily basis and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers, and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers, and related broker-dealers primarily represent customer receivables and payables, fails to deliver or receive balances, customer margin deposits and free credit balances, cash deposited with various clearing organizations to conduct ongoing clearance activities, rebates on securities borrowed and loaned, Proprietary Accounts of Broker-Dealers ("PAB") payables, pending trades, as well as dividend and other receivables and payables. Pursuant to the guidance in ASC 210-20, the Company presents certain Receivables from and Payables to broker-dealers, clearing organizations, customers, and related broker-dealers on a net basis in the statement of financial condition.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. In accordance with U.S. GAAP guidance, the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

Income Taxes – The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. tax purposes and is ultimately wholly owned by CFSH. CFSH is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") and Pass-Through Entity ("PE") Tax in Connecticut. The Company has not elected to push down and allocate current and deferred tax expense from CFSH and, therefore, no provision for income tax is required to be disclosed, in accordance with ASC 740, *Income Taxes.*

1. General and Summary of Significant Accounting Policies *(continued)*

Foreign Currency Transactions, net – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's statement of financial condition.

Segment Information – The Company currently operates in one reportable segment, financial services. (See Note 12 – Segment Information for additional information).

Recently Adopted Accounting Pronouncements – In December 2022, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.* ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* provided optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU was effective upon issuance and generally could be applied through December 31, 2022. Because the relief in ASC 848, *Reference Rate Reform* may not cover a period of time during which a significant number of modifications may take place, the amendments in ASU No. 2022-06 deferred the sunset date from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. The ASU was effective upon issuance. The adoption of this guidance did not have an impact on the Company's statement of financial condition.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance was issued in response to requests from investors for companies to disclose more information about their financial performance at the segment level. The ASU does not change how a public entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The standard requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis, and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that were previously required annually. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures previously required under ASC 280. The Company adopted the standard on the required effective date for the statement of financial condition issued for the annual reporting periods beginning on January 1, 2024. The adoption of the new guidance did not have an impact on the Company's statement of financial condition.

New Accounting Pronouncements – In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations.

The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Company's statement of financial condition.

In March 2024, the FASB issued ASU No. 2024-02, *Codification Improvements—Amendments to Remove References to the Concepts Statements*. The Conceptual Framework establishes concepts that the Board considers in developing standards. The ASU was issued to remove references to the Conceptual Framework in the Codification. The FASB noted that references to the Concepts Statements in the Codification could have implied that the Concepts Statements are authoritative. Also, some of the references removed were to Concepts Statements that are superseded. The new guidance became effective for the Company beginning on January 1, 2025, and will be applied prospectively to all new transactions recognized on or after the adoption date. The adoption of the new guidance is not expected to have a material impact on the Company's statement of financial condition.

2. Fair Value Measurement

Fair Value Measurements on a Recurring Basis

The Company's financial instruments owned are measured at fair value on a recurring basis consisted of the following (in thousands):

	As of December 31, 2024			
	Financial instruments owned		Financial instrumens sold, not yet purchased	
Description				
Equities	$	2,079,100	$	4,131
Total return swaps		63,218		815,793
Foreign exchange swap		3,346		-
Futures		-		458
Total	$	2,145,664	$	820,382

The following tables set forth by level within the fair value hierarchy financial instruments owned at fair value (in thousands).

	Assets at fair value as of December 31, 2024					
	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Fair Value	
Description						
Equities	$	2,079,100	$	-	$	2,079,100
Total return swaps		-		63,218		63,218
Foreign exchange swap		-		3,346		3,346
Total	$	2,079,100	$	66,564	$	2,145,664

	Liabilities at fair value as of December 31, 2024					
	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Fair Value	
Description						
Equities	$	4,131	$	-	$	4,131
Total return swaps		-		815,793		815,793
Futures		458		-		458
Total	$	4,589	$	815,793	$	820,382

3. Derivative Contracts

The Company transacts in derivative instruments to meet the financing needs of customers and to manage exposure to foreign exchange rate and interest rate risks in connection with normal trading activities. The Company does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement, as applicable.

3. Derivative Contracts *(continued)*

The derivative contracts are recorded as follows (in thousands):

Description	Notional amount[1]		Assets		Liabilities		Netting	
			As of December 31, 2024					
Futures	$	513,169	$	-	$	458	$	-
Total return swaps		2,145,293		63,218		815,793		-
Foreign exchange swap		28,307		3,346		-		-
Total	$	2,686,769	$	66,564	$	816,251	$	-

[1] Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

4. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers, and Related Broker-Dealers

Receivables from and Payables to broker-dealers, clearing organizations, customers, and related broker-dealers are amounts due to/from customer margin deposits and free credit balances, short sale proceeds, fail to deliver or receive balances, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities, and commissions receivable. Receivables from and Payables to customers also include amounts due on cash transactions.

As of December 31, 2024 Receivables from and Payables to broker-dealers, clearing organizations, customers, and related broker-dealers included the following (in thousands):

As of December 31, 2024	Receivables		Payables	
Receivables/payables from/to customers	$	2,725,383	$	587,161
Receivables/payables from/to clearing organizations		127,164		22,275
Contract values of broker-dealer fails to deliver/receive		96,786		100,515
Net pending trades		83,399		-
Receivables/payables from/to broker-dealers		42,511		136,384
Other receivables/payables		51,726		65,845
Total	$	3,126,969	$	912,180

As of December 31, 2024, the Company had no receivables from or payables to affiliated broker-dealers. See Note 9 – Related Party Transactions, for additional information.

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2024 have subsequently settled at the contracted amounts.

5. Securities Financing Transactions

The following tables show the gross and net contract amounts of collateralized agreements and collateralized financings as of December 31, 2024 (in thousands):

| | As of December 31, 2024 | | | | | |
| | Assets | | | Liabilities | | |
	Securities purchased under agreements to resell	Securities borrowed	Total collateralized agreements	Securities sold under agreements to repurchase	Securities loaned	Total collateralized financings
Gross amount	$ 42,875,833	$ 8,713,650	$ 51,589,483	$ 55,033,928	$ 552,686	$ 55,586,614
Less: gross amount offsets	22,088,339	600,000	22,688,339	22,688,339	-	22,688,339
Net amount presented in the Company's statement of financial condition	20,787,494	8,113,650	28,901,144	32,345,589	552,686	32,898,275
Less: amount not offset in the Company's statement of financial condition						
Less: Collateral[1]	20,755,281	7,959,002	28,714,283	32,326,595	551,621	32,878,216
Net amount	$ 32,213	$ 154,648	$ 186,861	$ 18,994	$ 1,065	$ 20,059

[1]Represents amounts which are not permitted to be offset on the Company's statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of default.

As of December 31, 2024, the Company had securities borrowed and securities loaned transactions of $634.0 million and $317.8 million with affiliates, respectively. As of December 31, 2024, the Company had reverse repurchase agreements and repurchase agreements of $420.1 million and $387.4 million with affiliates, including accrued interest, respectively.

The following table shows collateralized financings by class of collateral pledged and maturity date (in thousands):

| | As of December 31, 2024 | | | |
	Overnight and continuous	2 to 30 days	31 to 90 days	Total
Securities sold under agreements to repurchase				
U.S. government and agency obligations	$ 26,500,282	$ 619,531	$ -	$ 27,119,813
Equities	1,444,025	1,508,493	2,247,443	5,199,961
Mortgage and other asset backed securities	-	-	25,815	25,815
Total	27,944,307	2,128,024	2,273,258	32,345,589
Securities loaned				
Equities	552,686	-	-	552,686
Total	552,686	-	-	552,686
Total borrowings	$ 28,496,993	$ 2,128,024	$ 2,273,258	$ 32,898,275
Gross amount of recognized liabilities for collateralized financings				$ 55,586,614
Amounts related to agreements not included in offsetting disclosure				$ 22,688,339

In connection with securities financing transactions, the Company accepts and pledges collateral (U.S. government and agency obligations, corporate obligations, as well as equity securities) that it is permitted by contract or custom to sell or repledge. Such collateral consisted primarily of securities received from customers and other broker-dealers in connection with both reverse repurchase agreements and securities borrowed transactions. As of December 31, 2024, the gross and net fair value of such collateral received from

5. Securities Financing Transactions *(continued)*

counterparties was $54.7 billion and $32.0 billion, respectively. As of December 31, 2024, the gross and net fair value of such collateral loaned to counterparties was $58.2 billion and $35.5 billion, respectively. Additionally, a portion of collateral received is used by the Company to cover short sales, to obtain financing, and to satisfy deposit requirements at clearing organizations.

6. Fixed Assets

Fixed assets, net consisted of the following (in thousands):

	December 31, 2024
Software, including software development costs	$ 4,448
Less: accumulated amortization	3,934
Fixed assets, net	$ 514

7. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2024, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Financing

In connection with its financing activities, the Company may have commitments to enter into or extend repurchase and reverse repurchase agreements. As of December 31, 2024, there was $0.5 billion in reverse repurchase commitments and $0.3 billion in repurchase commitments.

8. Borrowings

The Company, together with Cantor Fitzgerald & Co. ("CF&Co."), entered into a $300.0 million unsecured revolving credit facility on May 30, 2024, which is set to mature on May 29, 2025. Borrowings under this agreement will bear interest based on either SOFR or a defined base rate plus additional margin. The Company had no borrowings outstanding under this facility as of December 31, 2024. The Company further charged interest to the Company's affiliate, BGC Group Inc. (along with its subsidiaries, "BGC"), in accordance with a clearing capital agreement, equal to the rate of the unsecured revolving credit facility. See Note 9 - Related Party Transactions for additional information.

The Company entered into a credit agreement with CFLP on March 2, 2022. Borrowings under this agreement will bear interest equal to two times the 6-month treasury bill rate on an agreed upon date. The Company had no borrowings outstanding under this facility as of December 31, 2024.

9. Related Party Transactions

CFLP and other affiliates ("Cantor") provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. Additionally, employees of CF&Co. provide additional services to the Company. Compensation and employee benefits are recognized by the Company for these services.

On May 23, 2023, the Company terminated a non-deliverable cross-currency swap agreement (the "Cross-currency Swap") and entered into a new cross-currency swap agreement (the "new Cross-currency Swap") with CFLP, with a settlement date of April 30, 2025. The Cross-currency Swap and the new Cross-currency Swap were executed to mitigate the Company's exposure to foreign currency risk. The Company did not designate this derivative contract as a hedge for accounting purposes. U.S. GAAP requires that an entity recognizes all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. As of December 31, 2024, the fair value of the new Cross-currency Swap was $3.3 million. See Note 2 – Fair Value Measurement, for additional information.

In January 2023, the Company also entered into futures contracts with CF&Co. to provide an economic hedge for the Company's interest rate risk. The Company does not designate any futures contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts are recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement. As of December 31, 2024, the fair value of the futures was $0.5 million. See Note 2 – Fair Value Measurement, for additional information.

During the year ended December 31, 2024, the Company entered into swap agreements with Cantor Fitzgerald Europe ("CFE") to provide an economic hedge for the Company's swap agreements with customers. The Company did not designate these derivative contracts as hedges for accounting purposes. U.S. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts are recorded on a net–by–counterparty basis where a legal right to offset exists under an enforceable netting agreement. As of December 31, 2024, the Company did not have any swap contracts with CFE.

The Company is required by any central clearing counterparty to post collateral or margin in support of, or otherwise related to, any transactions cleared by the Company on behalf of BGC. The Company charges BGC for the capital used by the Company on behalf of BGC at a rate equal to that of the unsecured revolving credit facility. See Note 8 – Borrowings, for additional information.

During the year ended December 31, 2024, the Company was introduced to a client by brokers employed by BGC to provide clearing, custody and collateralized financing services.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company registered as a security-based swap dealer with the SEC and is subject to the SEC's broker-dealer SBSD regulatory requirements. The Company has elected to compute its net capital using the alternative method. The minimum net capital requirement for a broker-dealer SBSD is the greater of $20 million or 2% of the firm's exposures to its security-based swap customers ("margin factor") and 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3-3") customer reserve computation and any excess margin collected on resale agreements, as defined. As of December 31, 2024, the Company had net capital of $533.6 million which was $445.8 million in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3-3. As of December 31, 2024, the Company segregated $205.6 million in cash and $208.5 million in qualified securities into a special reserve account, which are included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

The Company is also required to perform a computation of reserve requirements for PAB pursuant to Rule 15c3-3. As of December 31, 2024, the Company segregated cash of $45.5 million into a special reserve account for the exclusive benefit of PAB, which is included in Cash and securities segregated under federal and other regulations in the Company's statement of financial condition.

11. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Company is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Company's statement of financial condition.

Risks and Uncertainties – The Company acts as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities.

Trading Activities – The Company does not engage in securities sales and trading services in the normal course of operations. However, the Company will take principal positions in financial instruments, such as equity securities or derivatives linked to equity securities, and other financial instruments to facilitate hedging of customer transactions related to our securities-based swap dealer business.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a credit approval process to limit exposure to counterparty risk and employ monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Furthermore, the Company enters into master netting agreements when feasible and requires collateral from certain counterparties or for certain types of transactions. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant risk in the event the collateral is not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations. The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits at the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company seeks to control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

Customer Activities – Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' financing transactions in financial instruments. In the normal course of business, the Company's customer activities include financing of various customer securities, which may expose the Company to credit risk in the event the customer is unable to fulfill its contractual obligations. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company clears customer transactions involving securities. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines.

As a securities broker and dealer, the Company is engaged in various activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition

11. Financial Instruments and Off-Balance Sheet Risk *(continued)*

and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits, including hedging, aging, notional and concentration limits.

Operational Risk – In providing its products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. The remeasurement of the Company's foreign currency denominated financial assets and liabilities fluctuate with changes in foreign currency rates. The Company monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with Cantor.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation maximum coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition.

12. Segment Information

The Company offers its products and services in the United States. The Company's operations consist of one reportable segment, financial services, because the Company is managed on a consolidated basis. The primary activities of the Company's financial services segment include acting as a prime broker for institutional and other professional trading firms, providing clearance and settlement as well as engaging in securities lending and other collateralized financing activities. The Company also facilitates total return swap derivative transactions as a security-based swap dealer to meet client needs. As of December 31, 2024, the Company has identified CFLP's President and Chief Executive Officer as its chief operating decision maker ("CODM"). Net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM.

As of December 31, 2024, the Company had total assets of $35.3 billion. See the Company's statement of financial condition for additional information.

13. Subsequent Events

On January 30, 2025, the Company declared a distribution of $2.0 million to CFSH.

On March 3, 2025, the Company declared a distribution of $124.0 million to CFSH.

The Company has evaluated all subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.